RADICA GAMES LIMITED
                              ANNOUNCES SEIZURE OF
                           DEEP SEA FISHIN' KNOCKOFFS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
FEBRUARY 17TH, 2000                         PRESIDENT & CEO
                                            (LOS ANGELES, CALIFORNIA)
                                            (626) 744 1150

                                            DAVID C.W. HOWELL
                                            PRESIDENT ASIA OPERATIONS
                                            & CFO
                                            (HONG KONG)
                                            (852) 2688 4201




(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today that U.S. Marshals have seized quantities of Deep Sea Fishin'(TM) knockoffs and marketing materials from Daidaixing of Hong Kong, which manufactures through Gao Ming in the People's Republic of China. Seizures took place on Wednesday, February 16 at the Javits Center Toy Fair Exhibition in New York City. A federal District Court Judge also entered a Temporary Restraining Order against further use of Deep Sea Fishin' and other popular Radica game titles, such as Bass Fishin'(TM), Sub Assault(TM), Tank Assault(TM), and Trail Burner(TM).

Deep Sea Fishin'(TM) is one of the popular virtual fishing games sold by Radica around the world.

"We are determined to protect our intellectual property and will continue to pursue those who infringe upon our rights," said Pat Feely, Radica's CEO.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of a diverse line of electronic products including handheld and tabletop games, high-tech toys, video game controllers and peripherals, and Internet enabled appliances. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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